UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of                                                                 May                                                                 , 2008.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	|X|	Form 40-F	|_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	|_|	No	|X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	|_|	No	|X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	|_|	No	|X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V. (Registrant)

Date: May 2, 2008.	By:	/s/ Luis García Limón

		Name:	Luis García Limón
		Title:	Chief Executive Officer

PRESS RELEASE	Contact:	Sergio Vigil González
José Flores Flores
Grupo Simec, S.A. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FOR THE FIRST THREE MONTHS OF 2008

GUADALAJARA, MEXICO, April 28, 2008- Grupo Simec, S.A.B. de C.V. (AMEX-SIM) (“Simec”) announced today its results of operations for the three-month period ended March 31, 2008.

Acquisition of Corporacion Aceros DM, S.A. de C.V.

On February 21, 2008, Simec has executed an agreement to acquire 100% of the shares of Corporación Aceros DM, S.A. de C.V. and certain of its affiliates (“Grupo San”).

Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and its 1,457 employees rely on cutting edge technology to produce 700 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A.B. de C,V, (“ICH”) position themselves as the second largest producer of rebar and the largest steel producer in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix and sales mix, with 50% of sales in Mexico and 50% outside Mexico, both of which will allow it to better address the natural cycles of the steel industry on the domestic and global levels. Additionally, Simec and ICH have already identified significant synergies and economies of scale that will increase the company’s operating margins. Grupo San’s central location in Mexico, where Simec and ICH are not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution, given its proximity to Mexico’s main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its corrugated rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product resulting from the Mexican Government’s aggressive infrastructure plan.

Simec, the main subsidiary of ICH, will acquire 100% of the shares of Grupo San. The transaction is valued at 850 million U.S. dollars, 85% of which will be paid with cash generated by the company’s operations and by the company’s public offering, which took place in February 2007.

This acquisition confirms the growth strategy that has characterized ICH, reaffirming its position as a consolidator in the steel sector.

This acquisition is subject to the approval of Mexico’s federal competition commission, Comisión Federal de Competencia. On March 25, 2008 this operation was approved by Simec’s Shareholders Meeting.

Grupo San’s shareholders were advised by Lehman Brothers, Inc. and by the law office of Galicia y Robles, S.C. Simec was represented by the law office of Mijares, Angoitia, Cortés y Fuentes, S.C.

Comparative first quarter 2008 vs first quarter 2007

Net Sales

Net sales increased 17% to Ps. 7,288 million in the first quarter 2008 compared to Ps. 6,237 million in the same period 2007. Shipments of finished steel products increased 6% to 745 thousand tons in the first quarter 2008 compared to 704 thousand tons in the same period 2007. Total sales outside of Mexico in the first quarter 2008 increased 24% to Ps. 5,423 million compared with Ps. 4,360 million in the same period 2007, while total Mexican sales decreased 1% from Ps. 1,877 million in the first quarter 2007 to Ps. 1,865 millions in the same period 2008. The increase in sales can be explained due to higher shipments during the first quarter 2008, comparing with the same period in 2007 (41,000 tons increase) and 10% increase 10% in the average price of steel products.

Direct Cost of Sales

Direct cost of sales increased 21% from Ps. 4,995 million in the fist quarter 2007 to Ps. 6,050 million in the same period 2008. Direct cost of sales as a percentage of net sales represented at 83% in the first quarter 2008 compared to 80% in the same period 2007. The increase in the Direct Cost of Sales is attributable mainly to an increase of 14% in real terms in the average cost of raw materials used to produce steel products in the first quarter 2008 versus the same period 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit in the first quarter 2008 was Ps. 1,238 million compared to Ps. 1,242 million in the same period 2007. Gross profit as a percentage of net sales in the first quarter 2008 was 17% compared to 20% in the same period 2007. The decline in gross profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses decreased 1% to Ps. 360 million in the first quarter 2008 compared to Ps. 364 million in the same period 2007 and represented 5% of net sales in the first quarter 2008 and 6% of net sales in the same period 2007.

Operating Profit

Operating profit was the same, Ps. 878 million for the first quarter 2008 and the first quarter 2007. Operating profit as a percentage of net sales was 12% in the first quarter 2008compared to 14% in the same period 2007. The decline in operating profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost in the first quarter 2008 represented an expense of Ps. 62 million compared with a gain of Ps. 77 million in the same period 2007. Net interest income was Ps. 55 million in the first quarter 2008 compared with Ps. 42 million in the same period 2007 due to larger cash balances this year, partly reflecting our capital increase in February 2007. At the same time we registered an exchange loss of Ps. 117 million in the first quarter 2008 compared with an exchange gain of Ps. 63 million in the same period 2007, reflecting a 1.6% decrease in the value of the peso versus the dollar in the first quarter 2008 compared to same period 2007.

Other Expenses (Income) net

The company recorded other income Net of Ps. 6 million in the first quarter 2008 compared to other income net for Ps. 27 million in the same period 2007.

Income Taxes

Income Taxes recorded Ps. 230 million in the first quarter 2008 compared to Ps. 237 million in the same period of 2007.

Net Profit

As a result of the foregoing, net profit decreased by 21% to Ps. 592 million in the first quarter 2008 from Ps. 745 million in the same period 2007.

Liquidity and Capital Resources

At March 31, 2008 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at March 31, 2008 was U.S. $370,827 dollars. At December 31, 2007, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2007 was U.S. $363,703 dollars.

Net resources provided by operations were Ps. 467 million in the first quarter 2008 versus Ps. 654 million of net resources provided by operations in the same period 2007. Net resources provided by financing activities were Ps. 25 million in the first quarter 2008 versus Ps. 2,421 million of net resources used by financing activities in the same period 2007 (which amount includes the capital increase of Ps. 2,421 million in February 2007). Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 136 million in the first quarter 2008 versus net resources used in investing activities (to acquire property, plant and equipment and other non-current assets and liabilities) of Ps. 56 million in 2006.

Comparative first quarter 2008 vs fourth quarter 2007

Net Sales

Net sales increased 25% from Ps. 5,824 million for the fourth quarter 2007 to Ps. 7,288 million for the first quarter 2008. Sales in tons of finished steel increased 10% to 745 thousand tons in the first quarter 2008 compared with 675 thousand tons in the fourth quarter 2007. The total sales outside of Mexico for the first quarter 2008 increased 27% to Ps. 5,423 million compared with Ps. 4,264 million for the fourth quarter 2007. Total Mexican sales increased 20% to 1,865 million in the first quarter 2008 from Ps. 1,560 millions in the fourth quarter 2007. Prices of finished products sold in the first quarter 2008 increased approximately 13% compared to the fourth quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 11% from Ps. 5,436 million in the fourth quarter 2007 to Ps. 6,050 million for the first quarter 2008. With respect to sales, in the first quarter 2008, the direct cost of sales represents 83% compared to 93% for the fourth quarter 2007. The average cost of raw materials used to produce steel products increased 1% in the first quarter 2008 versus the fourth quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials

Gross Profit

Gross profit for the first quarter 2008 increased 219% to Ps. 1,238 million compared to Ps. 388 million in the fourth quarter 2007. The gross profit as a percentage of net sales for the first quarter 2008 was 17% compared with 7% for the fourth quarter of 2007. The increase in gross profit is due to the increase in the prices of finished products sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 2% to Ps. 360 million in the first quarter 2008 compared to Ps. 352 million for the fourth quarter 2007. Operating expenses as a percentage of net sales represented 5% during the first quarter 2008 compared to 6% in the fourth quarter 2007.

Operating Profit

Operating profit increased 2,339% from Ps. 36 million in the fourth quarter 2007 to Ps. 878 million for the first quarter 2008. The operating profit as a percentage of net sales in the first quarter 2008 was 12% compared to 1% in the fourth quarter 2007. The increase in operating profit is due to the increase in the prices of finished products sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost for the first quarter 2008 represented an expense of Ps. 62 million compared with an expense of Ps. 167 million for the fourth quarter 2007. Net interest income was Ps. 55 million in the first quarter 2008 compared with Ps. 55 million of net interest income in the fourth quarter 2007. At the same time we registered an exchange loss of Ps. 117 million in the first quarter 2008 compared with an exchange gain of Ps. 35 million in the fourth quarter 2007.

Other Expenses (Income) net

The company recorded other income net for Ps. 6 million in the first quarter 2008 compared with other expense net for Ps. 24 million for the fourth quarter 2007.

Income Taxes

Income Taxes for the first quarter 2008 was an expense of Ps. 230 million compared to Ps. 119 million of income for the fourth quarter 2007

Net Profit

As a result of the foregoing, net profit was Ps. 592 million in the first quarter 2008 compared to Ps. 35 million of loss profit in the fourth quarter 2007.

				1Q’08 vs	1Q’08 vs
(Millions of pesos)	1Q’08	1Q’07	4Q’07	1Q’07	4Q’07
Sales	7,288	6,237	5,824	17%	25%
Cost of Sales	6,050	4,995	5,436	21%	11%
Gross Profit	1,238	1,242	388	0%	219%
Operating Expenses	360	364	352	-1%	2%
Operating Profit	878	878	36	0%	2,339%
EBITDA	1,008	1,003	206	0%	389%
Net Profit	592	745	(35)	-21%	1,791%
Sales outside Mexico	5,423	4,360	4,264	24%	27%
Sales in Mexico	1,865	1,877	1,560	-1%	20%
Total sales (tons)	745	704	675	6%	10%

Product	Thousands of tons first quarter 2008	Millions of pesos first quarter 2008	Average price per ton first quarter 2008	Thousands of tons first quarter 2007	Millions of pesos first quarter 2007	Average price per ton first quarter 2007
SBQ	565	5,749	10,175	516	4,833	9,366
Light Structural	54	453	8,389	62	454	7,323
Structural	55	504	9,164	61	494	8,098
Rebar	70	550	7,857	64	451	7,047
Others	1	32	-	1	5	-
Total	745	7,288	9,783	704	6,237	8,859

Product	Thousands of tons fourth quarter 2007	Millions of pesos fourth quarter 2007	Average price per ton fourth quarter 2007
SBQ	497	4,524	9,102
Light Structural	59	457	7,754
Structural	45	357	7,930
Rebar	70	456	6,510
Others	4	31	0
Total	675	5,824	8,629

     Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2008 AND 2007
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	23,918,476	100	21,498,680	100

s02	CURRENT ASSETS	15,576,282	65	13,280,741	62
s03	CASH AND SHORT-TERM INVESTMENTS	6,752,074	28	5,223,119	24
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,276,302	14	2,783,778	13
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	647,164	3	291,056	1
s06	INVENTORIES	4,838,058	20	4,920,740	23
s07	OTHER CURRENT ASSETS	62,684	0	62,048	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	7,858,403	33	7,668,980	36
s13	LAND AND BUILDINGS	2,619,470	11	2,607,253	12
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	9,035,151	38	8,242,635	38
s15	OTHER EQUIPMENT	110,082	0	108,810	1
s16	ACCUMULATED DEPRECIATION	4,151,159	17	3,441,523	16
s17	CONSTRUCTION IN PROGRESS	244,859	1	151,805	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	381,248	2	454,963	2
s19	OTHER ASSETS	102,543	0	93,996	0

s20	TOTAL LIABILITIES	6,115,488	100	5,302,903	100

s21	CURRENT LIABILITIES	3,261,652	53	3,003,745	57
s22	SUPPLIERS	2,330,209	38	1,758,580	33
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	3,230	0	3,434	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	292,065	5	315,188	6
s26	OTHER CURRENT LIABILITIES WITHOUT COST	636,148	10	926,543	17
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,853,836	47	2,299,158	43

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	17,802,988	100	16,195,777	100

s34	MINORITY INTEREST	2,493,092	14	2,420,149	15
s35	MAJORITY INTEREST	15,309,896	86	13,775,628	85
s36	CONTRIBUTED CAPITAL	7,181,743	40	7,181,743	44
S79	CAPITAL STOCK	4,030,427	23	4,030,427	25
s39	PREMIUM ON ISSUANCE OF SHARES	3,151,316	18	3,151,316	19
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	8,128,153	46	6,593,885	41
s42	RETAINED EARNINGS AND CAPITAL RESERVES	9,155,207	51	7,638,476	47
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(1,027,054)	(6)	(1,044,591)	(6)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	6,752,074	100	5,223,119	100
s46	CASH	423,838	6	406,164	8
s47	SHORT-TERM INVESTMENTS	6,328,236	94	4,816,955	92

s07	OTHER CURRENT ASSETS	62,684	100	62,048	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	62,684	100	62,048	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	381,248	100	454,963	100
s48	DEFERRED EXPENSES	282,583	74	350,891	77
s49	GOODWILL	36,887	10	40,557	9
s51	OTHER	61,778	16	63,515	14

s19	OTHER ASSETS	102,543	100	93,996	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	5,084	5	5,724	6
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	97,459	95	88,272	94

s21	CURRENT LIABILITIES	3,261,652	100	3,003,745	100
s52	FOREIGN CURRENCY LIABILITIES	2,438,287	75	1,932,196	64
s53	MEXICAN PESOS LIABILITIES	823,365	25	1,071,549	36

s26	OTHER CURRENT LIABILITIES WITHOUT COST	636,148	100	926,543	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,966	1	3,906	0
s68	PROVISIONS	0	0	309,643	33
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	632,182	99	612,994	66

s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,853,836	100	2,299,158	100
s66	DEFERRED TAXES	2,772,284	97	2,205,866	96
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	18,990	1	16,675	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	62,562	2	76,617	3

s79	CAPITAL STOCK	4,030,427	100	4,030,427	100
s37	CAPITAL STOCK (NOMINAL)	2,307,961	57	2,307,961	57
s69	RESTATEMENT OF CAPITAL STOCK	1,722,466	43	1,722,466	43

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	9,155,207	100	7,638,476	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	200,612	2	200,624	3
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	8,481,722	93	6,820,939	89
s45	NET INCOME FOR THE YEAR	472,873	5	616,913	8

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(1,027,054)	100	(1,044,591)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	(46,913)	4
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY
	TRANSLATION	(56,541)	6	(22,608)	2
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL
	INSTRUMENTS	0	0	(4,557)	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(970,513)	94	(970,513)	93
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

S72	WORKING CAPITAL	12,314,630	10,276,996
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	45	54
S75	EMPLOYERS (*)	1,220	1,153
S76	WORKERS (*)	3,183	3,082
S77	COMMON SHARES (*)	474,621,611	474,621,611
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*)	THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31 OF 2008 AND 2007
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%
r01	NET SALES	7,287,967	100	6,237,228	100
r02	COST OF SALES	6,050,363	83	4,995,433	80
r03	GROSS PROFIT	1,237,604	17	1,241,795	20
r04	OPERATING EXPENSES	359,374	5	363,997	6
r05	OPERATING INCOME	878,230	12	877,798	14
r08	OTHER INCOME AND (EXPENSE), NET	5,699	0	27,540	0
r06	COMPREHENSIVE FINANCING RESULT	(61,859)	0	77,187	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES
	AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	822,070	11	982,525	16
r10	INCOME TAXES	230,180	3	237,387	4
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	591,890	8	745,138	12
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	591,890	8	745,138	12
r19	NET INCOME OF MINORITY INTEREST	119,017	2	128,225	2
r20	NET INCOME OF MAJORITY INTEREST	472,873	6	616,913	10

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%
r01	NET SALES	7,287,967	100	6,237,228	100
r21	DOMESTIC	1,864,957	26	1,876,221	30
r22	FOREIGN	5,423,010	74	4,361,007	70
r23	TRANSLATED INTO DOLLARS (***)	506,617		388,343

r08	OTHER INCOME AND (EXPENSE), NET	5,699	100	27,540	100
r49	OTHER INCOME AND (EXPENSE), NET	5,699	100	27,540	100
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	(61,859)	100	77,187	100
r24	INTEREST EXPENSE	5,048	(8)	6,080	8
r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	60,422	(98)	48,476	63
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(117,233)	190	63,255	82
r28	RESULT FROM MONETARY POSITION	0	0	(28,464)	(37)

r10	INCOME TAXES	230,180	100	237,387	100
r32	INCOME TAX	119,835	52	114,542	48
r33	DEFERRED INCOME TAX	110,345	48	122,845	52

(***)	THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

r36	TOTAL SALES	7,379,364	6,270,299
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	25,156,833	24,306,753
r39	OPERATION INCOME (**)	2,184,449	3,653,043
r40	NET INCOME OF MAJORITY INTEREST (**)	1,385,017	2,377,095
r41	NET CONSOLIDATED INCOME (**)	1,471,926	2,644,986
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	130,060	125,683

(**)	RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO MARCH 31 OF 2008 AND 2007
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

c01	CONSOLIDATED NET INCOME	591,890	745,138
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	240,405	248,529
c03	RESOURCES FROM NET INCOME FOR THE YEAR	832,295	993,667
c04	RESOURCES PROVIDED OR USED IN OPERATION	(365,028)	(339,673)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING
	ACTIVITIES	467,267	653,994
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
	ACTIVITIES	24,881	82
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
	ACTIVITIES	0	2,420,726
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING
	ACTIVITIES	24,881	2,420,808
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	(136,229)	(55,839)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
	INVESTMENTS	355,919	3,018,963
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF
	PERIOD	6,396,155	2,204,156
c12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	6,752,074	5,223,119

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	CASH	240,405	248,529
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	130,060	125,683
c41	+ (-) OTHER ITEMS	110,345	122,846

c04	RESOURCES PROVIDED OR USED IN OPERATION	(365,028)	(339,673)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(795,113)	(540,243)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	92,346	132,012
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(63,841)	18,117
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	225,974	(90,384)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	175,606	140,825

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	24,881	82
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	(52)	28
c25	+ DIVIDEND RECEIVED	0	0
c26	OTHER FINANCING	0	54
c27	BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	24,933	0

C07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
	ACTIVITIES	0	2,420,726
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	267,015
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	2,153,711
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	(136,229)	(55,839)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(75,913)	(56,220)
c36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(60,316)	381

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

DATE PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.92		$ 5.64
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER
	COMMON SHARE (**)	$ 2.92		$ 5.64
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER
	SHARE (**)	$ 0.00		$ 0.00
d08	CARRYING VALUE PER SHARE	$32.26		$29.02
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	1.24	times	1.60	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	13.69	times	8.36	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

RATIOS
CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	8.12%	11.95%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	9.05%	17.26%
p03	NET INCOME TO TOTAL ASSETS (**)	6.15%	12.30%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%	(3.82)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	1.05 times	1.13 times
p07	NET SALES TO FIXED ASSETS (**)	3.20 times	3.17 times
p08	INVENTORIES TURNOVER (**)	4.46 times	5.94 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	35 days	35 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00%	11.58%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	25.57%	24.67%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.34 times	0.33 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	39.87%	36.44%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	173.98 times	144.37 times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.11 times	4.58 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.78 times	4.42 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.29 times	2.78 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.55 times	2.50 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	207.01%	173.89%

	CASH FLOW
p21	RESOURCES FROM NET INCOME TO NET SALES	11.42%	15.93%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET
	SALES	(5.01)%	(5.45)%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST
	PAID	92.56 times	107.56 times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED
	FOR) FINANCING	100.00%	0.00%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED (USED FOR)
	FINANCING	0.00%	100.00%
p26	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	55.72%	100.68%

(**)	IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

DIRECTOR REPORT

CONSOLIDATED

Acquisition of Corporacion Aceros DM, S.A. de C.V.

On February 21, 2008, Simec has executed an agreement to acquire 100% of the shares of Corporación Aceros DM, S.A. de C.V. and certain of its affiliates (“Grupo San”).

Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and its 1,457 employees rely on cutting edge technology to produce 700 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A.B. de C,V, (“ICH”) position themselves as the second largest producer of rebar and the largest steel producer in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix and sales mix, with 50% of sales in Mexico and 50% outside Mexico, both of which will allow it to better address the natural cycles of the steel industry on the domestic and global levels. Additionally, Simec and ICH have already identified significant synergies and economies of scale that will increase the company’s operating margins. Grupo San’s central location in Mexico, where Simec and ICH are not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution, given its proximity to Mexico’s main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its corrugated rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product resulting from the Mexican Government’s aggressive infrastructure plan.

Simec, the main subsidiary of ICH, will acquire 100% of the shares of Grupo San. The transaction is valued at 850 million U.S. dollars, 85% of which will be paid with cash generated by the company’s operations and by the company’s public offering, which took place in February 2007.

This acquisition confirms the growth strategy that has characterized ICH, reaffirming its position as a consolidator in the steel sector.

This acquisition is subject to the approval of Mexico’s federal competition commission, Comisión Federal de Competencia. On March 25, 2008 this operation was approved by Simec’s Shareholders Meeting.

Grupo San’s shareholders were advised by Lehman Brothers, Inc. and by the law office of Galicia y Robles, S.C. Simec was represented by the law office of Mijares, Angoitia, Cortés y Fuentes, S.C.

Comparative first quarter 2008 vs first quarter 2007

Net Sales

Net sales increased 17% to Ps. 7,288 million in the first quarter 2008 compared to Ps. 6,237 million in the same period 2007. Shipments of finished steel products increased 6% to 745 thousand tons in the first quarter 2008 compared to 704 thousand tons in the same period 2007. Total sales outside of Mexico in the first quarter 2008 increased 24% to Ps. 5,423 million compared with Ps. 4,360 million in the same period 2007, while total Mexican sales decreased 1% from Ps. 1,877 million in the first quarter 2007 to Ps. 1,865 millions in the same period 2008. The increase in sales can be explained due to higher shipments during the first quarter 2008, comparing with the same period in 2007 (41,000 tons increase) and 10% increase 10% in the average price of steel products.

Direct Cost of Sales

Direct cost of sales increased 21% from Ps. 4,995 million in the fist quarter 2007 to Ps. 6,050 million in the same period 2008. Direct cost of sales as a percentage of net sales represented at 83% in the first quarter 2008 compared to 80% in the same period 2007. The increase in the Direct Cost of Sales is attributable mainly to an increase of 14% in real terms in the average cost of raw materials used to produce steel products in the first quarter 2008 versus the same period 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit in the first quarter 2008 was Ps. 1,238 million compared to Ps. 1,242 million in the same period 2007. Gross profit as a percentage of net sales in the first quarter 2008 was 17% compared to 20% in the same period 2007. The decline in gross profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses decreased 1% to Ps. 360 million in the first quarter 2008 compared to Ps. 364 million in the same period 2007 and represented 5% of net sales in the first quarter 2008 and 6% of net sales in the same period 2007.

Operating Profit

Operating profit was the same, Ps. 878 million for the first quarter 2008 and the first quarter 2007. Operating profit as a percentage of net sales was 12% in the first quarter 2008 compared to 14% in the same period 2007. The decline in operating profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost in the first quarter 2008 represented an expense of Ps. 62 million compared with a gain of Ps. 77 million in the same period 2007. Net interest income was Ps. 55 million in the first quarter 2008 compared with Ps. 42 million in the same period 2007 due to larger cash balances this year, partly reflecting our capital increase in February 2007. At the same time we registered an exchange loss of Ps. 117 million in the first quarter 2008 compared with an exchange gain of Ps. 63 million in the same period 2007, reflecting a 1.6% decrease in the value of the peso versus the dollar in the first quarter 2008 compared to same period 2007.

Other Expenses (Income) net

The company recorded other income Net of Ps. 6 million in the first quarter 2008 compared to other income net for Ps. 27 million in the same period 2007.

Income Taxes

Income Taxes recorded Ps. 230 million in the first quarter 2008 compared to Ps. 237 million in the same period of 2007.

Net Profit

As a result of the foregoing, net profit decreased by 21% to Ps. 592 million in the first quarter 2008 from Ps. 745 million in the same period 2007.

Liquidity and Capital Resources

At March 31, 2008 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at March 31, 2008 was U.S. $370,827 dollars. At December 31, 2007, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2007 was U.S. $363,703 dollars.

Net resources provided by operations were Ps. 467 million in the first quarter 2008 versus Ps. 654 million of net resources provided by operations in the same period 2007. Net resources provided by financing activities were Ps. 25 million in the first quarter 2008 versus Ps. 2,421 million of net resources used by financing activities in the same period 2007 (which amount includes the capital increase of Ps. 2,421 million in February 2007). Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 136 million in the first quarter 2008 versus net resources used in investing activities (to acquire property, plant and equipment and other non-current assets and liabilities) of Ps. 56 million in 2006.

Comparative first quarter 2008 vs fourth quarter 2007

Net Sales

Net sales increased 25% from Ps. 5,824 million for the fourth quarter 2007 to Ps. 7,288 million for the first quarter 2008. Sales in tons of finished steel increased 10% to 745 thousand tons in the first quarter 2008 compared with 675 thousand tons in the fourth quarter 2007. The total sales outside of Mexico for the first quarter 2008 increased 27% to Ps. 5,423 million compared with Ps. 4,264 million for the fourth quarter 2007. Total Mexican sales increased 20% to 1,865 million in the first quarter 2008 from Ps. 1,560 millions in the fourth quarter 2007. Prices of finished products sold in the first quarter 2008 increased approximately 13% compared to the fourth quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 11% from Ps. 5,436 million in the fourth quarter 2007 to Ps. 6,050 million for the first quarter 2008. With respect to sales, in the first quarter 2008, the direct cost of sales represents 83% compared to 93% for the fourth quarter 2007. The average cost of raw materials used to produce steel products increased 1% in the first quarter 2008 versus the fourth quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials

Gross Profit

Gross profit for the first quarter 2008 increased 219% to Ps. 1,238 million compared to Ps. 388 million in the fourth quarter 2007. The gross profit as a percentage of net sales for the first quarter 2008 was 17% compared with 7% for the fourth quarter of 2007. The increase in gross profit is due to the increase in the prices of finished products sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 2% to Ps. 360 million in the first quarter 2008 compared to Ps. 352 million for the fourth quarter 2007. Operating expenses as a percentage of net sales represented 5% during the first quarter 2008 compared to 6% in the fourth quarter 2007.

Operating Profit

Operating profit increased 2,339% from Ps. 36 million in the fourth quarter 2007 to Ps. 878 million for the first quarter 2008. The operating profit as a percentage of net sales in the first quarter 2008 was 12% compared to 1% in the fourth quarter 2007. The increase in operating profit is due to the increase in the prices of finished products sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost for the first quarter 2008 represented an expense of Ps. 62 million compared with an expense of Ps. 167 million for the fourth quarter 2007. Net interest income was Ps. 55 million in the first quarter 2008 compared with Ps. 55 million of net interest income in the fourth quarter 2007. At the same time we registered an exchange loss of Ps. 117 million in the first quarter 2008 compared with an exchange gain of Ps. 35 million in the fourth quarter 2007.

Other Expenses (Income) net

The company recorded other income net for Ps. 6 million in the first quarter 2008 compared with other expense net for Ps. 24 million for the fourth quarter 2007.

Income Taxes

Income Taxes for the first quarter 2008 was an expense of Ps. 230 million compared to Ps. 119 million of income for the fourth quarter 2007.

Net Profit

As a result of the foregoing, net profit was Ps. 592 million in the first quarter 2008 compared to Ps. 35 million of loss profit in the fourth quarter 2007.

				1Q’08 vs 1Q’07	1Q’08 vs 4Q’07
(Millions of pesos)	1Q’08	1Q’07	4Q’07
Sales	7,288	6,237	5,824	17%	25%
Cost of Sales	6,050	4,995	5,436	21%	11%
Gross Profit	1,238	1,242	388	0%	219%
Operating Expenses	360	364	352	-1%	2%
Operating Profit	878	878	36	0%	2,339%
EBITDA	1,008	1,003	206	0%	389%
Net Profit	592	745	(35)	-21%	1,791%
Sales outside Mexico	5,423	4,360	4,264	24%	27%
Sales in Mexico	1,865	1,877	1,560	-1%	20%
Total sales (tons)	745	704	675	6%	10%

	Thousands of tons first quarter 2008	Millions of pesos first quarter 2008	Average price per ton first quarter 2008	Thousands of tons first quarter 2007	Millions of pesos first quarter 2007	Average price per ton first quarter 2007

Product
SBQ	565	5,749	10,175	516	4,833	9,366
Light Structural	54	453	8,389	62	454	7,323
Structural	55	504	9,164	61	494	8,098
Rebar	70	550	7,857	64	451	7,047
Others	1	32	-	1	5	-
Total	745	7,288	9,783	704	6,237	8.859

Product	Thousands of tons fourth quarter 2007	Millions of pesos fourth quarter 2007	Average price per ton fourth quarter 2007
SBQ	497	4,524	9,102
Light Structural	59	457	7,754
Structural	45	357	7,930
Rebar	70	456	6,510
Others	4	31	0
Total	675	5,824	8,629

     Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES

CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation – Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF)

b. Principles of Consolidation – As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:

  Compañía Siderúrgica de California, S.A. de C.V.
  Industrias del Acero y del Alambre, S.A. de C.V.
  Pacific Steel Inc.
  SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents – The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories – Domestic subsidiaries’ inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries’ inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Derivative financial instruments – The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment – Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of March 31, 2008 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets – Organization and pre-operating expenses are capitalized and and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan – Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes – In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

k. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.
- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders’ equity accounts.
- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period
- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders’ equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk – The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at March 31, 2008 sales to five customers accounted for approximately 34.5% of the Republic’s sales. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) – Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

At March 31, 2008 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at March 31, 2008 was U.S. $370,827 dollars. At December 31, 2007, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2007 was U.S. $363,703 dollars.

(3) Commitments and contingent liabilities: a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 13,263 (U.S. $1,239,969) at March 31, 2008, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

RELATIONS OF SHARES INVESTMENTS

CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP

SUBSIDIARIES
Cia. Siderúrgica de Guadalajara	Sub-Holding		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Controladora Simec	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de
Calidad	Administrative services		100.00
Comercializadora Simec	Sales of steel products		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de
Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de
Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria
Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		50.22
PAV Republic	Production and sales of steel products		50.22
CSG Comercial	Sales of steel products		99.95
Comercializadora de Aceros de Tlaxcala	Sales of steel products		99.95
Siderúrgica de Baja California	Sales of steel products		99.95

TOTAL INVESTMENT IN SUBSIDIARIES

ASSOCIATEDS
			0

TOTAL INVESTMENT IN ASSOCIATEDS			0
OTHER PERMANENT INVESTMENTS			0.00

TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

     CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

			Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
			Time Interval						Time Interval
Credit Type / Institution	Amortization Date	Rate of Interest	Current Year	Until 1Year	Until 2Years	Until 3Years	Until 4Years	Until 5 Years or More	Current Year	Until 1Year	Until 2Years	Until 3Years	Until 4Years	Until 5 Years or More
BANKS
With
Warranty			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL
BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN
THE
STOCK
EXCHANGE

UNSECURED
DEBT

Medium Term
Notes	15/12/1998	9.33	0	0	0	0	0	0	0	3,230	0	0	0	0

TOTAL
STOCK
EXCHANGE			0	0	0	0	0	0	0	3,230	0	0	0	0

SUPPLIERS

Various			0	348,854	0	0	0	0	0	1,981,355	0	0	0	0

TOTAL
SUPPLIERS			0	348,854	0	0	0	0	0	1,981,355	0	0	0	0

OTHER
LOANS WITH
COST

TOTAL			0	0	0	0	0	0	0	0	0	0	0	0

OTHER
CURRENT
LIABILITIES
WITHOUT
COST
Various			0	185,348	0	0	0	0	0	450,800	0	0	0	0
TOTAL			0	185,348	0	0	0	0	0	450,800	0	0	0	0

TOTAL			0	534,202	0	0	0	0	0	2,435,385	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at March 31, 2008 was Ps. 10.6962

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS

TOTAL ASSETS	869,120	9,305,651	0	0	9,305,651

LIABILITIES POSITION	227,744	2,347,704	52	583	2,438,287
SHORT TERM LIABILITIES POSITION	227,744	2,347,704	52	583	2,438,287
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	641,376	6,867,947	(52)	(583)	6,867,364

NOTES

     THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT MARCH 31, 2008 WAS PS. 10.6962

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A)	Current assets to current liabilities must be 1.0 times or more.

B)	Total liabilities to total assets do not be more than 0.60.

C)	Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A)	Accomplished the actual situation is 4.479 times.

B)	Accomplished the actual situation is 0.26

C)	Accomplished the actual situation is 199.74

As of March 31, 2008, the remaining balance of the MTNs not exchanged amounts to Ps. 3,230 ($302,000 dollars).

C.P. José Flores Flores
Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL
	PRODUCTS	480	95.83
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL
	PRODUCTS	250	88.43
INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	95.81
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL
	PRODUCTS	460	0
CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,380	66.20
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,150	88.80
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL
	PRODUCTS	840	80.40
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL
	PRODUCTS	600	89.00
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL
	PRODUCTS	125	78.60
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL
	PRODUCTS	70	46.00
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL
	PRODUCTS	60	45.60

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

				DOMESTIC	COST
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	SUBSTITUTION	PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	19.40
SCRAP	VARIOUS	PLANTS IN MEXICO			50.25
PLANTS IN USA		COKE	VARIOUS	NO	4.20
PLANTS IN USA		PELLETS	VARIOUS	NO	1.60
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	7.50
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	14.90
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	2.30
PLANTS IN USA		ELECTRODES	VARIOUS	NO	1.30

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	NET SALES		MAIN DESTINATION

	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
STRUCTURAL PROFILES	44	410,976
COMMERCIAL PROFILES	12	103,126
REBAR	37	317,658
FLAT BAR	33	276,843
STEEL BARS	82	724,652
OTHER	0	24,433
BILLET	1	7,269
HOT-ROLLED BARS
COLD-FINISHED BARS
SEMI-FINISHED SEAMLESS TUBE ROUNDS
OTHER SEMI-FINISHED TRADE PRODUCTS
TOTAL		1,864,957

FOREIGN SALES		5,423,010
TOTAL		7,287,967

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

	FOREIGN SELLS

MAIN PRODUCTS	NET SELLS		MAIN

	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
EXPORTS
STRUCTURAL PROFILES	11	92,692
COMMERCIAL PROFILES	8	63,700
REBAR	33	232,699
STEEL BARS	24	205,327
FLAT BAR	1	9,797
BILLET	0	0

FOREIGN SUBSIDIARIES
HOT-ROLLED BARS	268	2,858,766
COLD-FINISHED BARS	35	537,781
SEMI-FINISHED SEAMLESS TUBE
ROUNDS	103	943,839
OTHER SEMI-FINISHED TRADE
PRODUCTS	53	478,409
TOTAL		5,423,010

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT MARCH 31, 2008, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	114,909
PROJECTS IN MEXICALI	94,452
PROJECTS IN TLAXCALA	8,455
PROJECTS IN GUADALAJARA	27,043

TOTAL INVESTMENT AT
MARCH 31, 2008	244,859

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
INFORMATION RELATED TO BULLETIN B-15

CONSOLIDATED

Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders’ equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders’ equity under the accumulated effect by conversion forming part of the Comprehensive Income.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL	VALID		NUMBER OF SHARES			CAPITAL STOCK
	VALUE	COUPON					(Thousands of Pesos)
			FIXED	VARIABLE		FREE
			PORTION	PORTION	MEXICAN	SUBCRIPTION	FIXED VARIABLE
B			90,850,050	383,771,561	0	474,621,611	441,786	1,866,175
TOTAL			90,850,050	383,771,561	0	474,621,611	441,786	1,866,175

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 474,621,611

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FIRST QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. JOSE FLORES FLORES
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT APRIL 28 OF 2008.